Exhibit 12.1

Linens 'N Things
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year ended					Thirteen Weeks Ended			Thirteen Weeks Ended
	December 29, 2001	January 4, 2003	January 3, 2004	January 1, 2005	December 31, 2005	April 2, 2005	January 1 to February 13, 2006	February 14 to April 1, 2006	April 1, 2006
	(unaudited)	(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings:
Income (loss) from continuing operations before income taxes	40,440	106,093	117,734	97,929	57,861	(6,484)	(69,174)	(28,885)	(98,059)
Fixed charges	56,637	66,874	71,422	79,377	87,516	21,384	11,352	21,672	33,024

Earnings adjusted for fixed charges	97,077	172,967	189,156	177,306	145,377	14,900	(57,822)	(7,213)	(65,035)

Fixed charges:
Interest expense, gross (note no interest capitalized)	6,287	5,777	4,044	3,942	5,277	1,242	2	10,013	10,015
Portion of rent expense representative of interest(1)	50,350	61,097	67,378	75,435	82,239	20,142	11,350	11,659	23,009

Total fixed charges	56,637	66,874	71,422	79,377	87,516	21,384	11,352	21,672	33,024

Ratio of earnings to fixed charges	1.71	2.59	2.65	2.23	1.66	0.70	(5.09)	(0.33)	(1.97)

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	152,577	185,141	204,175	228,592	249,210	61,038	34,394	35,331	69,724
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	50,350	61,097	67,378	75,435	82,239	20,142	11,350	11,659	23,009

(1)
One third of rent expense is deemed to be representative of interest.